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                           BLACKRIDGE INVESTMENT CORP.
                     c/o Blackstone Mezzanine Advisors L.P.
                                 345 Park Avenue
                               New York, NY 10154



July 16, 2004


VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Christian T. Sandoe, Esq.


                         RE: BLACKRIDGE INVESTMENT CORP.
               FORM N-2 (REGISTRATION NOS. 333-114462 & 814-00656)
                       FORM RW-APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

     Blackridge Investment Corp., a Maryland corporation (the "Registrant"), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its Registration Statement on Form N-2 (Registration Nos. 333-114462 and 814-00656), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on April 14, 2004, and was amended on June 14, 2004.

     The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided to no longer currently pursue an initial public offering of its securities due to market conditions. The Registration Statement was not declared effective by the Securities and Exchange Commission and none of the Registrant's securities were sold pursuant to the Registration Statement. The Registrant is evaluating all of its options, including that it may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

     Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange


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Securities and Exchange Commission     2                           July 16, 2004

Commission as soon as reasonably possible. The Registrant also requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Securities and Exchange Commission for future use, in accordance with, and subject to the conditions of, Rule 457(p) of the Securities Act.

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (212) 583-5482 and via mail at c/o Blackstone Mezzanine Advisors L.P., 345 Park Avenue, New York, NY 10154 and to Kenneth J. Berman, Esq. of Debevoise & Plimpton LLP, via facsimile at (202) 383-8118 and via mail at Debevoise & Plimpton LLP, 555 13th Street, N.W., Washington, D.C. 20004.

     If you have questions regarding the foregoing application for withdrawal, please call Robert L. Friedman at (212) 583-5268 or Kenneth J. Berman at Debevoise & Plimpton LLP, outside counsel to the Registrant, at (202) 383-8050.

                                                 Sincerely,

                                                 BLACKRIDGE INVESTMENT CORP.


                                                 By: /s/ Howard Gellis
                                                     ---------------------------
                                                     Name:  Howard Gellis
                                                     Title: President